UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark

Singapore 408574, Lobby C

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry into an Investment Participation Agreement.

On June 22, 2026, Lion Group Holding Ltd. (the “Company”) entered into a Investment Participation and Economic Interest Arrangement Agreement (the “Investment Participation Agreement”), attached as Exhibit 10.1 herein, with Meili Capital Management Limited (“Meili”). Pursuant to the Investment Participation Agreement, the Company will participate in Meili’s investment in PT NUSANTARA BUMI SANGKARA (the “Target Company”), whereby Meili will acquire a 10% equity interest or equivalent economic interest in the Target Company for an aggregate investment consideration of US$12,000,000 (the “Investment Consideration”). The Investment Consideration may be paid or issued by the Company in cash, shares of the Company or its designated affiliate, or such other form as may be separately agreed in writing by the parties.

The Investment Participation Agreement is subject to customary closing conditions, including obtaining all necessary internal and regulatory approvals, due diligence results, execution of definitive transaction documents, and satisfaction of all other conditions set forth therein.

The Company has issued a press release to announce the Investment Participation Agreement, which is included as Exhibit 10.2 herein.

Exhibits.

The following exhibits are being filed herewith:

Exhibit	Description
10.1	Investment Participation Agreement
10.2	Press Release, dated June 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2026

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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